UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

GP Strategies Corporation

(Name of Issuer)

Common Stock Common Stock, $0.01 par value per share

(Title of Class of Securities)

36225V104

(CUSIP Number)

Merihan Tynan
Cove Street Capital, LLC
2101 East El Segundo Boulevard. Suite 302
El Segundo, CA 90245
(424) 221-5897

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This Amendment No. 4 dated December 3rd 2020, reflects a 1% change in beneficial ownership. This change is mainly due to a client termination and positions being transferred out in kind. This amendment amends and supplements Amendment No. 3” dated November 13th 2020, reflects a 1% change in beneficial ownership, which amends and supplements Amendment No. 2 dated October 26th 2020, which amends and supplements Amendment No. 1” dated May 20th 2020, adding the statement on Schedule 13D filed on November 21, 2019 (the "original Schedule 13D").

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36225V104	13D	Page 1 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cove Street Capital, LLC 27-5376591
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,480,324
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,964,934 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,964,934
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.45% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IA
(1) The shared dispositive power includes 484,610 Shares (as defined herein) in a separately managed account, which CSC (as defined herein) does not have any voting power over. The Shared dispositive power also includes an account in the name of Jeffrey Bronchick managed by Cove Street Capital - this accounts holds 3,000 shares of GPX.
(2) The percentage was calculated based on 17,161,874 shares of Common Stock outstanding as of October 27, 2020 as reported on the Form 10-Q filed by the Issuer on November 6, 2020

CUSIP No. 36225V104	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Bronchick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,000
	8.	SHARED VOTING POWER 1,476,324
	9.	SOLE DISPOSITIVE POWER 3,000
	10.	SHARED DISPOSITIVE POWER 1,961,934(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,964,934
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.45% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1) The shared dispositive power includes 484,610 Shares (as defined herein) in a separately managed account, which CSC (as defined herein) does not have any voting power over. The Shared dispositive power also includes an account in the name of Jeffrey Bronchick managed by Cove Street Capital - this accounts holds 3,000 shares of GPX.
(2) The percentage was calculated based on 17,161,874 shares of Common Stock outstanding as of October 27, 2020 as reported on the Form 10-Q filed by the Issuer on November 6, 2020..

CUSIP No. 36225V104	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the "Shares"), of GP Strategies Corporation, a Delaware corporation (the "Issuer" or "GPX"). The address of the principal executive offices of the Issuer is 70 Corporate Center, 11000 Broken Land Parkway, Suite 200, Columbia, MD 21044.

Item 2.  Identity and Background.

a) This statement is filed by:

(i) Cove Street Capital, LLC, a Delaware limited liability company (“CSC”), with respect to the Shares beneficially owned by it; and

(ii) Jeffrey Bronchick, as a member of CSC.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

b) The address of the principal office of each of the Reporting Persons is 2101 East El Segundo Boulevard, Suite 302, El Segundo, CA 90245

c) The principal business of CSC is providing investment advisory and investment management services. Mr. Bronchick serves as a member of CSC.

d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

f) CSC is organized under the laws of the state of Delaware. Mr. Bronchick is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

The Shares held by CSC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,964,934 Shares beneficially owned by CSC is approximately $29,699,900 including brokerage commissions.

The Shares purchased by Mr. Bronchick were purchased with personal funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 3,000 Shares beneficially owned by Mr. Bronchick is approximately $58,560, including brokerage commissions.

Item 4.  Purpose of Transaction.

**This Amendment No. 4 dated December 3rd 2020, reflects a 1% change in beneficial ownership. This change is mainly due to a client termination and positions being transferred out in kind. which amends and supplements Amendment No. 3” dated November 13th 2020, reflects a 1% change in beneficial ownership, which amends and supplements amendment No. 2” dated October 26th 2020, which amends and supplements amendment No. 1” dated May 20th 2020, reflects a 1% change in beneficial ownership, which amends and supplements the statement on Schedule 13D filed on November 21, 2019 (the "original Schedule 13D").

As per original filing, the Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts in which CSC has discretionary investment and voting power. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. As such, CSC, subject to applicable legal requirements, may in the future acquire additional securities of the Issuer on behalf of CSC's clients or dispose of some or all of CSC's current holdings of the Securities in the ordinary course of CSC's business and the management of its client accounts.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentages calculated based on 17,161,874 shares of Common Stock outstanding as of October 27, 2020 as reported on the Form 10-Q filed by the Issuer on November 6, 2020.

A.	CSC
(a)	As of the close of business on November 13, 2020, CSC beneficially owned 2,177,533 Shares.

Percentage: Approximately 11.45%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,480,324
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,964,934

(c)	The transactions in the Shares by CSC since the last filing of Novemeber 13th are set forth in Schedule A and are incorporated herein by reference.
B.	Mr. Bronchick
(a)	As of the close of business on December 3, 2020, Mr. Bronchick beneficially owned 3,000 Shares. As a member of CSC, Mr. Bronchick may be deemed the beneficial owner of the 1,964,934 Shares owned by CSC.

Percentage: Approximately 11.45%

(b)	1. Sole power to vote or direct vote: 3,000
2. Shared power to vote or direct vote: 1,477,324
3. Sole power to dispose or direct the disposition: 3,000
4. Shared power to dispose or direct the disposition: 1,196,934

(c)	Outside of the account under the Management of Cove Street Capital, Mr. Bronchick has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of CSC sine the last filing November 13th are set forth in Schedule A and are incorporated in amendment 3. This amendment is to reflect the termination of a client where transactions were transferred out in kind.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described in the original Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among CSC, or between any third party, with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

N/A.

CUSIP No. 36225V104	13D	Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: Dec 3, 2020

Cove Street Capital LLC

/s/ Merihan Tynan Name: Merihan Tynan
Title: Chief Compliance Officer; Principal

/s/ Jeffrey Bronchick Jeffrey Bronchick

CUSIP No. 36225V104	13D	Page 5 of 5 Pages

SCHEDULE A

Transactions in the Shares since the last filing on November 13th

COVE STREET CAPITAL, LLC

Buys/Sells	Quantity	Unit Price $	Date
Purchase of Common Stock	6,500	12.14	11/16/20
Sale of Common Stock	1,000	12.65	11/18/20
Sale of Common Stock	7,299	12.66	11/19/20
Transfer out in Kind - no open market transaction	65,800	In Kind	11/20/20
Purchase of Common Stock	5,000	11.71	12/02/20